



13011807

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response...... 12.00	

SEC FILE NUMBER
8- 27250

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __January 1, 2012__ AND ENDING __December 31, 2012__
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MML Investors Services, LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

1295 State Street

(No. and Street)

Springfield	MA	01111-0001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nathan Hall   413-744-5006
                                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

	(Name – *if individual, state last, first, middle name*)		
One Financial Plaza			
755 Main Street	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, _____Nathan Hall_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____MML Investors Services, LLC_____ , as

of _____December 31,_____, 20_12____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

Assistant Vice President & CFO

Title

_____

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



MML Investors Services, LLC and Subsidiaries
(SEC File Number 8-27250)

*Consolidated Financial Statements and Supplemental Schedules
As of and For the Year Ended December 31, 2012
With Independent Auditors' Report Thereon
Supplemental Report on Internal Control*

Filed pursuant to Rule 17a-5(e)(3)

MML Investors Services, LLC and Subsidiaries

Table of Contents



KPMG LLP
One Financial Plaza
755 Main Street
Hartford, CT 06103

Report of Independent Registered Public Accounting Firm

The Board of Directors
MML Investors Services, LLC and Subsidiaries:

We have audited the accompanying consolidated financial statements of MML Investors Services, LLC and Subsidiaries (the Company), which comprise the consolidated statement of financial condition as of December 31, 2012, and the related consolidated statements of operations, changes in equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of MML Investors Services, LLC and Subsidiaries as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

1



Other Matter

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

KPMG LLP

Hartford, Connecticut
February 20, 2013

MML Investors Services, LLC and Subsidiaries

Consolidated Statement of Financial Condition
December 31, 2012
(Dollars in thousands)

Assets

Cash and cash equivalents	$	30,606
Cash segregated under federal regulations		651
Receivables from brokers or dealers and clearing organizations		22,753
Receivables from related parties		54
Prepaid expenses and other assets		3,930
Deferred tax assets, net		980
Total assets	$	58,974

Liabilities and Equity

Commissions payable	$	23,072
Payables to related parties		10,533
Current taxes payable		280
Accounts payable and accrued expenses		3,818
Total liabilities		37,703

Member's Equity

Member's equity	75,800
Accumulated deficit	(55,211)
Total member's equity	20,589
Noncontrolling interests in subsidiary	682
Total equity	21,271
Total liabilities and equity	$ 58,974

The accompanying notes are an integral part of these consolidated financial statements.

MML Investors Services, LLC and Subsidiaries

Consolidated Statement of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

Revenues

Commissions	$ 171,294
Trail commissions	72,988
Corporate registered investment advisor income	62,416
Other income	29,420
Total revenues	336,118

Expenses

Commission expense and distribution support	271,160
Management fees	47,735
Legal and regulatory costs	8,187
General and administrative expenses	7,180
Clearing charges	5,454
Other expenses	267
Total expenses	339,983
Loss before income taxes	(3,865)
Income tax benefit	1,555
Consolidated net loss	(2,310)
Less: Net income attributable to noncontrolling interests	941
Net loss attributable to controlling interests	$ (3,251)

The accompanying notes are an integral part of these consolidated financial statements.

4

MML Investors Services, LLC and Subsidiaries

Consolidated Statement of Changes in Equity
For the Year Ended December 31, 2012
(Dollars in thousands)

	Member's Equity		Non-controlling Interests	Total Equity
	Member's Equity	Accumulated Deficit		
Balances at December 31, 2011	$ 72,800	$ (51,960)	$ 553	$ 21,393
Contributions	3,000	--	166	3,166
Distributions	--	--	(978)	(978)
Net (loss) income	--	(3,251)	941	(2,310)
Balances at December 31, 2012	$ 75,800	$ (55,211)	$ 682	$ 21,271

The accompanying notes are an integral part of these consolidated financial statements.

MML Investors Services, LLC and Subsidiaries

Consolidated Statement of Cash Flows
For the Year Ended December 31, 2012
(Dollars in thousands)

Cash flows from operating activities:

Consolidated net loss	$ (2,310)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation of furniture and equipment	24
Deferred taxes	721
Change in noncontrolling interest	(812)
Changes in operating assets and liabilities:	
Receivables from brokers or dealers	(1,028)
Prepaid expenses and other assets	(616)
Current taxes payable	3,105
Commissions payable	946
Payables (receivables) to related parties, net	5,288
Accounts payable and accrued expenses	(3,649)
Net cash provided by operating activities	1,669

Cash flows from investing activities:

Purchases of fixed assets	(5)

Cash flows from financing activities:

Contribution from Parent	3,000
Net increase in cash and cash equivalents	4,664
Cash and cash equivalents, beginning of year	25,942
Cash and cash equivalents, end of year	$ 30,606

Supplemental cash flow information:

Income taxes received, net of state tax payments	$ 5,381

The accompanying notes are an integral part of these consolidated financial statements.

6

MML Investors Services, LLC and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2012
(Dollars in thousands)

---

(1) Organization

MML Investors Services, LLC ("MMLIS") is an indirect wholly-owned subsidiary of Massachusetts Mutual Life Insurance Company ("MassMutual" or "Parent"). MMLIS is the retail broker-dealer for MassMutual's career agency system and offers a wide variety of investment products and services through MassMutual agents, including open-end mutual funds, fee-based investment advisory programs, limited partnerships, variable insurance products, unit investment trusts, and general securities.

MMLIS is registered as a broker-dealer and investment adviser with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, LLC ("FINRA"), and is licensed as a broker-dealer in all 50 states, Puerto Rico and the District of Columbia. MMLIS is the parent corporation of MML Insurance Agency, LLC ("MMLIA") and has a controlling interest in MMLISI Financial Alliances, LLC ("MFA"). MMLIS, MMLIA, and MFA are collectively referred to as the "Company."

MMLIA, a wholly owned subsidiary of MMLIS, conducts business in all 50 states, Puerto Rico, and the District of Columbia. MMLIA enables MassMutual agents to sell non-MassMutual insurance products.

MMLIS and MMLIA are organized as limited liability companies pursuant to the Massachusetts Limited Liability Act. The sole member of MMLIS is MassMutual Holding LLC, whose sole member is MassMutual. The sole member of MMLIA is MMLIS. For federal and most state tax purposes, MMLIS and MMLIA are treated as single member limited liability companies disregarded as separate entities from their sole owners. (See Note 9).

MFA is a Delaware Series limited liability company formed for the purpose of doing business as a referral broker-dealer and investment adviser. MFA is registered as a broker-dealer and investment adviser with the SEC, is a member of FINRA and is licensed as a broker-dealer and insurance agency in 49 states, Puerto Rico and the District of Columbia. MFA's sole purpose is to provide clients of certain professional firms with access to products and services offered by MMLIS, MMLIA, and MassMutual. Through its Series B ownership position, MMLIS maintains a 51% controlling interest in MFA. The Series A members, comprised of professional firms, hold a 49% noncontrolling interest in MFA.

MML Investors Services, LLC and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2012
(Dollars in thousands)

---

(2) Summary of Significant Accounting Policies

The significant accounting policies are as follows:

Basis of Presentation and Principles of Consolidation

The consolidated financial statements include the accounts of MMLIS as well as MMLIA and MFA, entities over which MMLIS exercises control. Noncontrolling interests in MFA are reported separately on the Consolidated Statement of Financial Condition ("Statement of Financial Condition") and the Consolidated Statement of Operations ("Statement of Operations"). The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). All material intercompany accounts and transactions have been eliminated.

The preparation of financial statements in conformity with GAAP requires the use of estimates. Accordingly, certain amounts in these financial statements contain estimates made by management. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, which may exceed federally insured limits. The Company has not experienced any losses on such accounts. Cash segregated under federal regulations includes funds held in a separate bank account for the exclusive benefit of MMLIS customers, in accordance with Rule 15c3-3 of the SEC (see Note 4).

Revenue Recognition and Related Expense

Commission revenue from mutual funds, annuities, and other securities transactions, as well as related commission and clearing expenses, are recorded on a trade date basis as securities transactions occur. Commission revenue is primarily earned based upon a percentage of the related sales, payment of which is generally received either on a weekly or a monthly basis. Corporate registered investment advisor ("CRIA") revenue and Trail commission revenue, which represents asset-based 12b-1 service fees paid to MMLIS by open-end mutual fund companies, and related commission expenses are recognized as the revenue is earned. CRIA and Trail commission revenues are determined based upon a percentage of assets under management, payment of which is generally made on a quarterly basis. The Company estimates its accruals for revenues earned based primarily upon the volume of transactions in previous periods as well as cash receipts in current and prior periods. Commissions payable is accrued concurrently using a standard payout ratio. Commission, Trail, and CRIA revenue combined are referred to as Gross Dealer Concessions ("GDC") and the expenses related to these revenues are included in Commission expense and distribution support on the Statement of Operations.

Notes to Consolidated Financial Statements
December 31, 2012
(Dollars in thousands)

For securities held in brokerage accounts, the Company uses National Financial Services, LLC as clearing agent to process customer trades.

Distribution fees, which do not have a related commission expense, are recognized in the period in which the services are performed and are included in Other income on the Statement of Operations. The related expenses being reimbursed through these distribution fees are reported in the respective expense line items to which they pertain. (See Note 3).

Fair Value of Financial Instruments

Financial instruments, which include cash equivalents, receivables, and payables, approximate their fair values because of the short maturities of these assets and liabilities, with the exception of our fixed payment General Agent Continuing Commission Program, which has a longer maturity and is valued using a discounted cashflow method.

General Agent Continuing Commission Program

The Company has a General Agent Continuing Commission program that facilitates the allocation of future commissions from GDC between a General Agent ("the Former GA") and their successor (the "Successor GA") where certain requirements, primarily related to age and years of service, have been satisfied. These commission payments to the Former GA represent their participation in the GA commission overrides generated from commissions earned by the agents within the agency. The role of MMLIS is to process future GDC generated by the agency and distribute to the Former and Successor GAs. Effective December 30, 2010, this program was frozen and no additional General Agents will become eligible for the program. General Agents who are currently receiving payments under this program will continue to receive payments if any future commission overrides are generated.

In 2006, MMLIS committed to making fixed commission payments to certain Former GAs. In 2012, the Company paid $291 to these Former GAs. The present value of the remaining liability is $729 at December 31, 2012. The obligations for these payments are recorded as Commissions payable on the Statement of Financial Condition.

Income Taxes

Income taxes payable are based upon the Company's best estimate of its current and deferred tax liabilities. Deferred income taxes are provided for temporary differences that exist between financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company's temporary differences primarily include compensation and legal accruals. The effective tax rate is different from the prevailing corporate U.S. federal tax rate primarily due to permanent differences caused by items such as state taxes.

MML Investors Services, LLC and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2012
(Dollars in thousands)

Errors and Omissions Claims/Recoveries

The Company records costs associated with errors and omissions claims as incurred. Recovery of such costs may be received from registered representatives, MassMutual general agents, or from errors & omissions insurance. In 2012, there were no material costs or recoveries.

(3)   **Related Party Transactions and Agreements**

Through distribution agreements, MMLIS is either the retail distributor or the principal underwriter of certain variable life insurance policies and variable annuity contracts issued by MassMutual, C.M. Life Insurance Company ("C.M. Life") and MML Bay State Life Insurance Company ("MML Bay State"), each of which are direct or indirect wholly-owned subsidiaries of MassMutual. In addition, MMLIS is the sub-distributor of the MassMutual Premier Fund and MassMutual Select Fund (the "MassMutual Funds") and is placement agent for certain unregistered private placement life insurance and annuity contracts issued by MassMutual. MassMutual agents who are MMLIS registered representatives sell these above referenced policies, contracts, funds, and private placements for which they receive commissions. MMLIS has recognized $64,306 of commission revenue and expense from MassMutual, C.M. Life, and MML Bay State in 2012.

MMLIS provides broker-dealer and distribution services to MassMutual's Retirement Services Division ("RS") for its Individual Retirement Account (MMIRA) Program, for which MMLIS earned $589 in commissions in 2012. MMLIS pays distribution support to MassMutual equal to the MMIRA Program fee income.

Pursuant to the terms of its Distribution and Broker-Dealer Servicing Agreement with MassMutual, MMLIS also receives 12b-1 fees directly from certain open-end mutual fund companies for investment selections that are available in RS retirement products. In 2012, MMLIS recorded $10,999 in commissions related to these products and incurred distribution costs equal to these revenues that are payable to MassMutual.

In accordance with the terms of MMLIS's agreement with MassMutual for the distribution and servicing of RS's registered 401(k) retirement products, MMLIS earned $6,695 in commission and trail revenue in 2012 and incurred distribution costs equal to these revenues that are payable to MassMutual.

Pursuant to the distribution and servicing agreements noted above with MassMutual, C.M. Life, and MML Bay State, MMLIS is reimbursed for expenses it incurs. These reimbursements are included in Other income on the Statement of Operations. MMLIS earned $9,401 in such distribution fees collectively from MassMutual, C.M. Life, and MML Bay State in 2012.

10

MML Investors Services, LLC and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2012
(Dollars in thousands)

MMLIS has a selling agreement with its affiliate OppenheimerFunds Distributors, LLC ("OFDI") for the distribution of the OppenheimerFunds, a family of open-end mutual funds and 529 plans. Under the terms of the selling agreement, MMLIS earned $15,198 in 2012 in commissions and service fees from OFDI. The commissions are paid in accordance with the terms of the prospectuses of the individual funds. In addition, the Company earned $880 in 2012 from OFDI for marketing, distribution assistance, and conference support, which is included in Other income on the Statement of Operations.

MMLIS receives trail commissions from OFDI as a result of client assets in MassMutual's Retirement Management Account Program ("RMA") being invested in mutual funds distributed by OFDI. In 2012, MMLIS recorded $134 of commission revenues related to these funds and paid distribution costs equal to these revenues to MassMutual. In addition, until November 30, 2012, MMLIS was party to an Advisory Services Agreement with MassMutual to provide advisory services for the RMA program, for which it earned $396 in RMA program fees in 2012.

MMLIS has entered into an agreement with MassMutual Trust Company, FSB ("MMTC"), a wholly-owned subsidiary of MassMutual, for the solicitation and referral of trust services. Under the terms of the agreement, MMLIS earned $40 in referral fees in 2012, which are included in Other Income on the Statement of Operations. In addition, MMLIS earned $2,384 in CRIA income from client assets invested in MMTC products.

Effective January 1, 2012, all employees of the Company were transferred to MassMutual. There has not been a significant change in employee related costs, which are now charged to the Company as part of Management fee expense, in accordance with an intercompany service agreement with MassMutual. For purposes of disclosure within these statements, MassMutual employees who perform work for the Company are referred to as MMLIS employees.

The Company's eligible employees and retirees are covered by MassMutual's employees' benefit plans, which provide benefits for certain of its active and retired employees. These benefit plans include funded and unfunded non-contributory defined benefit pension plans, funded and unfunded defined contribution thrift plans, disability plan, group life insurance plan provided through group insurance contracts, some of which are issued by MassMutual, and group health plan.

Applicable information regarding the actuarial present value of vested and non-vested accumulated plan benefits and the net assets of the plan available for benefits is omitted, as the information is not separately available for the Company's participation in the pension plan.

Notes to Consolidated Financial Statements
December 31, 2012
(Dollars in thousands)

In addition, MassMutual provides certain life insurance and healthcare benefits (other post-retirement benefits) that cover MMLIS's eligible retired employees and their beneficiaries and covered dependents. The healthcare plan is contributory; a portion of the basic life insurance plan is noncontributory. These benefits are funded by MassMutual as the benefits are provided to the participants. The post-retirement health care plans include a limit on the Company's share of costs for recent and future retirees.

MassMutual is the sponsor for each of these plans and retains the liabilities. These plans comply with the requirements established by the Employee Retirement Income Security Act of 1974 ("ERISA"). MMLIS funds the costs of these plans as they are incurred. Costs associated with these plans are settled on a monthly basis and are included in Management fees on the Statement of Operations.

The Company has service agreements with MassMutual that provide for the performance by MassMutual of certain services for the Company including, but not limited to, information systems, benefit plan administration, payroll, legal, compliance, licensing, access to the general agents of MassMutual, cash management, and other general corporate services. The management fee under these service agreements for 2012 was $47,735. In addition, the Company incurred $688 of rent expense in 2012 for the use of MassMutual office space. While management believes that these fees are calculated on a reasonable basis, they may not be indicative of the costs that would have been incurred on a stand-alone basis.

Components of the management fee as of December 31, 2012 are as follows:

Computer services	$ 19,145
Compensation and benefits	15,878
Compliance	7,019
Legal	1,150
Other corporate overhead	4,543
Management fees	**$ 47,735**

MMLIS provides services to MML Distributors, LLC ("MMLD"), a limited liability company wholly owned by MassMutual, including, but not limited to, accounting, and other general corporate services. Under the service agreement, MMLD pays a management fee to MMLIS for the services noted above. The management fee for 2012 was $180 and is included in Other income on the Statement of Operations.

Receivables and Payables to Related Parties

Receivables from related parties consist of the following as of December 31, 2012:

Management fees due from MMLD	$	16
Referral fees due from MassMutual		29
Interest income due from MassMutual		9
Receivables from related parties	**$**	**54**

Payables to related parties consist of the following as of December 31, 2012:

Payables to MassMutual:		
Management fees	$	1,270
Distribution costs		9,244
Other		19
Payables to related parties	**$**	**10,533**

Related party receivables and payables are reviewed monthly. Certain management fees are net settled against distribution fees in the current month. All other intercompany balances are typically settled in the following quarter.

The Company reviews current and future capital needs with its parent on at least an annual basis. MassMutual Holding, LLC contributed $3,000 of additional member's equity to MMLIS in April 2012 to fund on-going operational obligations.

(4)   **Customer Protection Reserve under SEC Rule 15c3-3**

MMLIS is a fully computing broker-dealer, and maintains a separate bank account designated as "Special Account for the Exclusive Benefit of Customers of MML Investors Services, LLC" for customer funds received. As of December 31, 2012, the balance in this account totaled $651 and is included in Cash segregated under federal regulations on the Statement of Financial Condition.

Notes to Consolidated Financial Statements
December 31, 2012
(Dollars in thousands)

---

(5) Net Capital Requirements

As a broker-dealer registered with the Securities and Exchange Commission, the Company is subject to the SEC's uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the net capital ratio (ratio of "aggregate indebtedness" to "net capital", as those items are defined), shall not exceed 15 to 1 and also provides that equity capital may not be withdrawn or cash dividends paid if the net capital ratio would exceed 10 to 1. In addition, in accordance with FINRA Rule 4110, equity capital may not be withdrawn for a period of one year after a contribution is made, unless otherwise permitted by FINRA, nor may a dividend be paid in any rolling 35-calendar-day period that would exceed 10 percent of excess net capital. At December 31, 2012, the Company had net capital of $14,312, which was $11,808 in excess of its required net capital of $2,504. The Company's ratio of aggregate indebtedness to net capital was 2.62 to 1.

Certain net assets of MMLIA are included as allowable capital in the consolidated computation of MMLIS's net capital since these assets of the wholly owned subsidiary are readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by SEC Rule 15c3-1.

MFA is accounted for using the equity method of accounting for the purpose of filing MMLIS's FOCUS Report with FINRA, in accordance with FINRA regulations, and is included as a non-allowable asset in the computation of the Company's net capital.

The following is a summary of certain financial information for MFA that is not included in MMLIS's net capital computation in its FOCUS Report as of December 31, 2012:

	MFA	
Assets	$	833
Liabilities	$	58
Equity	$	775

MML Investors Services, LLC and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2012
(Dollars in thousands)

(6) Litigation and Regulatory Inquiries

The Company is involved in litigation arising in and out of the normal course of business, including, but not limited to, alleged registered representative misconduct, which seeks both compensatory and punitive damages. The Company is, from time to time, also involved in regulatory investigations and inquiries, certain of which are ongoing. In all such matters, the Company has and is cooperating fully with the applicable regulatory agency or self-regulatory organization.

As of December 31, 2012, the Company has $1,530 included in Accounts payable and accrued expenses on the Statement of Financial Condition for unsettled legal matters.

(7) Broker's Bond

MMLIS and MFA each carry a broker's blanket fidelity bond in the amount of $2,000 and $300, respectively. In addition, the Company is afforded additional coverage under the MassMutual Corporate Fidelity Bond Program in the amount of $100,000. In 2012, $1,500 in fidelity bond recoveries were received.

(8) Deferred and Incentive Compensation Plans

Through December 31, 2011, the Company offered nonqualified deferred compensation plans (unfunded defined contribution plans) that allowed certain executives to elect to defer a portion of their compensation As of January 1, 2012, this plan was frozen. Certain eligible executives may now participate in a similar plan offered by MassMutual.

Key employees of the Company are eligible to participate in a long-term incentive compensation plan sponsored by MassMutual. An individual employee's participation may vary from one cycle to the next based on performance, impact on organization and relative contribution. Awards vest over three years, at which time they are paid in cash, and are subject to forfeiture in the event of termination prior to vesting (other than retirement, death, disability or job elimination).

A short-term incentive compensation plan exists that is offered to substantially all employees not covered by another incentive plan. Employees are eligible for an annual bonus based upon certain factors, including individual and company performance.

MMLIS funds the costs of these plans as they are incurred. Costs associated with these plans are settled on a monthly basis and are included in Management fees on the Statement of Operations.

15

(9)   Income Taxes

The Company is included in a consolidated U.S. federal income tax return with MassMutual and its eligible U.S. subsidiaries. The Company also files income tax returns in various states. MassMutual, and its eligible subsidiaries and certain affiliates (the "Parties"), including the Company, have executed and are subject to a written tax allocation agreement (the "Agreement"). The Agreement sets forth the manner in which the total combined federal income tax is allocated among the Parties. The Agreement provides the Company with the enforceable right to recoup federal income taxes paid in prior years in the event of future net losses that it may incur. Further, the Agreement provides the Company with the enforceable right to utilize its net losses carried forward as an offset to future net income subject to federal income taxes.

Allocated taxes are calculated and paid on a quarterly basis. During the year ended December 31, 2012, the Company received income tax refunds from MassMutual in the amount of $5,470, in accordance with the provisions of the Agreement.

The Internal Revenue Service ("IRS") has completed its examination of the years 2007 and prior. The IRS is currently auditing the tax years 2008 through 2010. The Company does not expect a material change in its financial position or liquidity as a result of this audit.

Companies generally are required to disclose unrecognized tax benefits, which are the tax effect of positions taken on their tax returns which may be challenged by the various taxing authorities, in order to provide users of financial statements more information regarding potential liabilities. Management has determined that no reserves for material uncertain tax positions are required at December 31, 2012.

The components of income taxes included in the Statement of Operations for the year ended December 31, 2012 are as follows:

Income tax benefit (expense):
Current:

Federal	$	2,380
State and other		(104)
Total current		2,276
Deferred:		
Federal		(692)
State		(29)
Total deferred		(721)
Total income tax benefit	$	1,555

Notes to Consolidated Financial Statements
December 31, 2012
(Dollars in thousands)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2012 are as follows:

Deferred tax assets:

Compensation and legal accruals	$	1,327
Other		34
Total deferred tax assets		1,361

Deferred tax liabilities:

Fixed assets		17
Prepaid expenses		364
Total deferred tax liabilities		381

Net deferred tax asset	$	980

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the amount of taxes paid in prior years, scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in this assessment. The Company has established valuation allowances when it is more likely than not that deferred tax assets will not be realized.

A reconciliation of the differences between the income tax benefit and the amount computed by applying the prevailing corporate U.S. federal tax rate to pre-tax loss for the year ended December 31, 2012 is as follows:

		Amount	Percent
Benefit for income taxes at the U.S. federal rate	$	1,353	35.0%
State tax, net of federal benefit		(75)	(1.9%)
Non-controlling interest		329	8.5%
Other		(52)	(1.4%)
Income tax benefit	$	1,555	40.2%

Excluding the effect of noncontrolling interest the effective tax rate for the Company's controlling interest is 31.7%.

(10) Commitments and Contingencies

In the normal course of business, the Company indemnifies and guarantees clearing agents against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. Pursuant to the terms of the agreements between the Company and the clearing agents, the clearing agents have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that since it only trades with customer invested funds, that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications as of December 31, 2012. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

(11) Subsequent Events

The Company has evaluated subsequent events through February 20, 2013, the date the financial statements were available to be issued. No events have occurred subsequent to the balance sheet date and before the date of evaluation that would require recognition or disclosure.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2012
(Dollars in thousands)

			Additional Information
Net Capital Requirement			
Total member's equity			$ 21,271
Plus allowable assets of MMLIA			5,628
Total capital			26,899
Less nonallowable assets:			
Investment in subsidiaries	$	6,974	
Receivables from brokers or dealers		2,385	
Receivable from affiliates		168	
Current and deferred taxes receivable		960	
Prepaid expenses, other assets and cash on deposit with FINRA		1,998	12,485
Net capital before specific reduction in the market value of securities and other deductions			14,414
Less fidelity bond excess deductible			50
Less securities haircuts pursuant to Rule 15c3-1			33
Less present value adjustment on long-term GA commission liability and other deductions			19
Net capital			$ 14,312
Aggregate Indebtedness			
Total liabilities included in statement of financial condition			$ 37,703
Plus present value adjustment on long-term GA commission liability			19
Less assets with negative balances			(6)
Less liabilities of consolidated subsidiaries (net of intercompany balances with parent of $69)			(159)
Aggregate indebtedness			$ 37,557
Minimum net capital required to be maintained (Greater of $250 or 6-2/3% of $37,557)			2,504
Net capital in excess of minimum requirements			$ 11,808
Ratio of aggregate indebtedness to net capital			2.62 to 1

See accompanying independent auditors' report.

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by MML Investors Services, LLC in Part II-A of the unaudited FOCUS Report on Form X-17A-5 as of December 31, 2012.

MML Investors Services, LLC and Subsidiaries   **Schedule II**

**Computation for Determination of
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission**

December 31, 2012	**Additional**
(Dollars in thousands)	**Information**

Credit Balances

Total credit items	$	10

Debit Balances

Gross debit items	$	--
Less 1 percent charge		--
Total debit items	$	--

Reserve Computation

Excess of total credits over total debits	$	10
Amount held on deposit in Reserve Bank Account		651
Required deposit		None

See accompanying independent auditors' report.

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by MML Investors Services, LLC in Part II-A of the unaudited FOCUS Report on Form X-17A-5 as of December 31, 2012.



KPMG LLP
One Financial Plaza
755 Main Street
Hartford, CT 06103

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
MML Investors Services, LLC and Subsidiaries:

In planning and performing our audit of the consolidated financial statements of MML Investors Services, LLC and Subsidiaries (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.
We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Hartford, Connecticut
February 20, 2013